RECEIVED
2008 APR 16 P 1:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Keells Consultants Limited

130 Glennie Street, Colombo 2, Sri Lanka
Tel +94 (11) 230 6000 Fax +94 (11) 244 7087, 243 9037
jkh@keells.com www.keells.com
Company Registration No. PBS 750

18TH MARCH 2008,

082-03854

SPECIAL COUNCIL OFFICE OF
INTERNATIONALE CORPORATE FINANCE,
DIVISION OF CORPORATE FINANCE,
FIFTH STREET NW,
WASHINGTON DC 20549,
USA.

SUPPL

Dear Sirs,

JOHN KEELLS HOLDINGS PLC – 3RD INTERIM DIVIDEND

Please find enclosed a copy of the letter to Colombo Stock Exchange regarding the payment of a dividend which will be paid on 31/03/2008.

Kindly acknowledge receipt.

Yours faithfully,
For JOHN KEELLS HOLDINGS PLC
KEELLS CONSULTANTS LIMITED

PROCESSED
APR 18 2008
THOMSON
FINANCIAL

SECRETARIES

Dlw 4/17

4th March, 2008

Company No PBS 750

The Manager
Colombo Stock Exchange
#4 – 01 West Block
World Trade Centre
Echelon Square
Colombo 1

Dear Sir,

JOHN KEELLS HOLDINGS PLC -3rd INTERIM DIVIDED

We write to inform you that the Board of Directors of this company resolved today to pay a third interim dividend of Rs.1/- per share for the year ending 31st March 2008, the date of payment will be notified to you in due course.

In this regard we enclose herewith Directors' Declaration of Solvency together with a Report of the Auditors on the Statement of Solvency.

Article 121 of the company permits the directors to declare dividends.

Yours faithfully,
For JOHN KEELLS HOLDINGS PLC
Keells Consultants Limited

Secretaries

END